ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 18

INSURED		BOND NUMBER

Capital Research and Management Company		87111110B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

May 1, 2011	December 19, 2010 to December 19, 2011	/S/John Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

o	Global Balanced Fund
o	Mortgage Fund
  each a series of American Funds Insurance Series

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

RN1.0-00 (1/02)